Exhibit 2.1

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (this "Agreement") is made and entered into as of September 25, 2013, by and among T1T Lab, LLC, a Florida limited liability company (the "Company"), Net Element International, Inc., a Delaware corporation (the "NETE Contributor") and T1T Group, LLC, a Delaware limited liability company (the "T1T Contributor;" the NETE Contributor and the T1T Contributor are collectively referred to herein as the "Contributors").

RECITALS

WHEREAS, the NETE Contributor and T1T Contributor caused the formation of the Company.

WHEREAS, the NETE Contributor directly or indirectly owns (i) 100% of all issued and outstanding membership interest in OpenFilm, LLC, a Florida limited liability company (such 100% interest, the "OpenFilm Interest"), (ii) 100% of all issued and outstanding membership interest in Motorsport, LLC, a Florida limited liability company (such 100% interest, the "Motorsport Interest"), (iii) 85% of all issued and outstanding membership interest in Splinex, LLC, a Florida limited liability company (such 85% interest, the "Splinex Interest"), (iv) 70% of all issued and outstanding membership interest in LegalGuru, LLC, a Florida limited liability company (such 70% interest, the "LegalGuru Interest"); and (v) a participation interest in Music1, LLC, a limited liability company organized and existing under the laws of the Russian Federation, representing 67% of its charter capital (such 67% interest, the "Music1 Interest;" the OpenFilm Interest, the Motorsport Interest, the Splinex Interest, the LegalGuru Interest and the Music1 Interest are collectively referred to as the “Contributed Interests”).

WHEREAS, owning and operating the businesses (collectively, the "Businesses") conducted by each of the OpenFilm, LLC, Motorsport, LLC, Splinex, LLC, LegalGuru, LLC and Music1, LLC (collectively, the "Subsidiaries") requires substantial investment by NETE Contributor, including, without limitation, service and repayment of indebtedness of the Subsidiaries, operating costs and expenses and capital expenditures.

WHEREAS, the T1T Contributor and the NETE Contributor desire to jointly own the Contributed Interests in proportions described below.

WHEREAS, the NETE Contributor desires to contribute to the Company the Contributed Interests, free and clear of all liens, encumbrances, security interests, prior assignments or conveyances, conditions, restrictions, claims and other matters of any nature whatsoever affecting free and clear title thereto (collectively, "Encumbrances"), other than Permitted Liens (as defined below), and the Company desires to accept such contribution of the Contributed Interests, free and clear of all Encumbrances, other than Permitted Liens, from the NETE Contributor, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1.            Contribution; Commitment. The NETE Contributor hereby contributes, transfers, conveys and assigns (and causes it subsidiary NETE, LLC, a limited liability company organized and existing under the laws of the Russian Federation ("NETE Russia"), to contribute, transfer, convey and assign the Mucis1 Interest) to the Company, and the Company hereby accepts such contribution, transfer, conveyance and assignment of, the Contributed Interests, free and clear of all Encumbrances, other than Permitted Liens. The NETE Contributor hereby commits to contribute, as its initial capital contribution to the Company $1,259,000 in cash in full or in installments when requested by the Company but in no event later than within the twelve (12) months period after the date hereof (unless such period is mutually extended in writing by the NETE Contributor and the T1T Contributor) (collectively, the "NETE Contributor's Commitment"). Subject to the Company's prior written approval, a portion of the NETE Contributor's Commitment may be contributed to the Company in services to the Company or the Subsidiaries after the date hereof. The fair market value of any such services by the NETE Contributor to the Company (such value to be agreed in writing by and between the NETE Contributor and the T1T Contributor prior to the NETE Contributor providing such services), shall be credited toward and reduce the NETE Contributor's Commitment. The T1T Contributor, as its initial and future additional capital contributions to the Company, hereby commits to contribute from time to time when requested by the Company such services as determined by the T1T Contributor in its sole and absolute discretion in order to manage and operate the Subsidiaries and their respective Businesses (the "T1T Contributor's Commitment").

2.            Consideration; Issuance of the Company Interests. As consideration for NETE Contributor's contribution, transfer, conveyance and assignment of the Contributed Interests and the NETE Contributor's Commitment, the Company, simultaneously with the entry of this Agreement, has issued to the NETE Contributor ten percent (10%) of the total issued and outstanding membership interest in the Company (the "NETE Consideration"), has assumed $2,162,158 in liabilities (not counting $75,991 of Motorsport, LLC’s obligations under certain consulting agreements), including that certain K1 Holding Indebtedness (each as defined below) and has assumed the obligation to manage and operate the Subsidiaries and their respective Businesses. As consideration for T1T Contributor's Commitment, the Company, simultaneously with the entry of this Agreement, has issued to the T1T Contributor ninety percent (90%) of the total issued and outstanding membership interest in the Company (the "T1T Consideration"). The membership interest in the Company shall be un-certificated and shall be evidenced as provided in Section 3 below.

3.            Transfer Procedures.

(a)            Company Operating Agreement. Simultaneously with the execution hereof, each of the NETE Contributor, T1T Contributor and the Company shall execute and deliver to each other an operating agreement of the Company which shall reflect the terms and conditions set forth in Sections 1 and 2 hereof, shall provide that (i) the sole and exclusive management rights of the Company (including, after the date hereof, the Businesses and the Subsidiaries) are vested in the T1T Contributor, (ii) the NETE Contributor owns ten percent (10%) of the total issued and outstanding membership interest in the Company, (iii) the T1T Contributor owns ninety percent (90%) of the total issued and outstanding membership interest in the Company, (iv) the NETE Contributor and T1T Contributor, as the members of the Company shall have an obligation to make additional capital contributions in proportion to their respective ownership interest in the Company (10% by the NETE Contributor and 90% by the T1T Contributor) to the Company when and if such additional capital contributions are requested by the Company, (v) the failure to timely make such additional capital contributions to the Company by any member of the Company shall result in pro rata dilution of such member's ownership interest in the Company and (vi) other customary terms and conditions.

(b)            Assignments. Simultaneously with the execution hereof, the NETE Contributor shall execute and deliver to the Company the Assignments of the Membership Interest, each substantially in the form attached hereto as Exhibit A, evidencing the transfer of each of the OpenFilm Interest, the Motorsport Interest, the Splinex Interest and the LegalGuru Interest to the Company.

(c)            Participation Interest Purchase Agreement. Simultaneously with the execution hereof, the NETE Contributor shall, and shall cause its subsidiary NETE Russia to, execute and deliver to the Company the Participation Interest Purchase Agreement, compliant with Article 421 of the Civil Code of the Russian Federation, for the transfer of the Music1 Interest to the Company. The NETE Contributor, NETE Russia and the Company agree that the transfer of documents provided for by Article 21 (15) of the Russian Federation's Federal Law “On Limited Liability Companies” will be performed by the notary certifying the Music1 Interest transfer. The NETE Contributor and NETE Russia shall cause the execution and filing of application on changes of information in the Russian Federation's Unified State Register of Legal Entities with respect to the Music1 Interest transfer. The NETE Contributor and NETE Russia agrees that any requirements and formalities required by the laws of the Russian Federation with respect to the transfer and assignment of the Music1 Interest to the Company shall be completed either on the date hereof or as quickly as practically possible after the date hereof, and that the NETE Contributor and NETE Russia shall, and shall cause their respective affiliates and representatives to, provide any documents, certifications, apostilled documents, procure local notary certifications, licenses and approvals and pay any applicable local transfer taxes, dues, documentary stamps or fees related to, or required in connection with the transfer of the Music1 Interest to the Company.

(d)            Other Documents. Simultaneously with and after the execution hereof, each of the NETE Contributor, T1T Contributor and the Company shall execute and deliver to each other such other documents as may be reasonably required to consummate the transactions contemplated by this Agreement.

(e)            Transaction Costs. The NETE Contributor and the T1T Contributor shall pay the fees and costs of their own attorneys, accountants and/or financial advisors and their representatives.

4.            Assets and Liabilities. Upon the contribution of the Contributed Interests pursuant to Section 1 hereof, the Subsidiaries will become the subsidiaries of the Company. Each of the Subsidiaries shall retain all of its assets and liabilities with respect to third parties. In addition, the Company shall assume that certain indebtedness in the aggregate amount of $2,000,000 due from the NETE Contributor to K 1 Holding Limited, a company organized under the laws of British Virgin Islands (the "K1 Holding Indebtedness"). The details of such assets and liabilities are set forth in Exhibit B attached hereto.

5.            Representations and Warranties of the Contributors. Each of the Contributors hereby makes the following representations and warranties to the other Contributor and the Company, each of which is material and being relied upon by the other Contributor and the Company, and each and every one of which is true, correct, and complete as of the date of this Agreement:

(a)            Organization and Authority. Such Contributor is a corporation or limited liability company (as applicable), duly organized or formed, validly existing and in good standing under the laws of the state of its incorporation or formation (as applicable). Such Contributor has full corporate or corporation or limited liability company (as applicable) power and authority to execute and deliver this Agreement and to perform all of its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the performance by such Contributor of its obligations hereunder require no further action or approval of any other individuals or entities in order to constitute this Agreement as a binding and enforceable obligation of such Contributor in accordance with its terms subject, as to enforcement, to the bankruptcy, reorganization, insolvency and other similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(b)            Good Title. (i) the NETE Contributor is the sole record and beneficial owner of the Contributed Interests and has good title to its respective portion of the Contributed Interests, (ii) the Contributed Interests are free and clear of all Encumbrances other than Permitted Liens, and (iii) in each case, except as set forth in the applicable operating agreements or other charter documents of each of the Subsidiaries, the NETE Contributor has not granted to any other person or entity an option to purchase or a right of first refusal upon any of the Contributed Interests nor are there any agreements or understandings between any of the Contributors and any other person or entity with respect to the disposition of, or pledge or any other transaction related to, any of the Contributed Interests. "Permitted Liens" shall mean any Encumbrances on the assets of any of the Subsidiaries existing as of the date hereof.

(c)            Non-contravention. Neither the entry into nor the performance of, or compliance with, this Agreement by any of the Contributors has resulted, or will result, in any violation of, or default under, or result in the acceleration of, any obligation under any agreement, regulations, mortgage indenture, lien agreement, note, contract, permit, judgment, decree, order, restrictive covenant, statute, rule, or regulation applicable to any of the Contributed Interests or any of the Contributors.

(d)            Consents. Except as may otherwise be set forth in this Agreement, each consent, approval, authorization, order, license, certificate, permit, registration, designation, or filing by or with any governmental agency or body necessary for the execution, delivery, and performance of this Agreement or the transactions contemplated hereby by each of the Contributors has been obtained.

6.            Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the Contributors, each of which is material and being relied upon by the Contributors, and each and every one of which is true, correct, and complete as of the date of this Agreement:

(a)            Organization and Authority. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Florida, and has full limited liability company right, power, and authority to execute and deliver this Agreement and to perform all of its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the performance by the Company of its obligations hereunder have been duly authorized by all requisite action of the Company and require no further action or approval of the Company’s members, directors, officers, managers or of any other individuals or entities in order to constitute this Agreement as a binding and enforceable obligation of the Company in accordance with its terms subject, as to enforcement, to the bankruptcy, reorganization, insolvency and other similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(b)            Good Title. (i) The Company is the sole record and beneficial owner of the Consideration, (ii) the Company has good title to the NETE Consideration and the T1T Consideration, (iii) the NETE Consideration and the T1T Consideration is free and clear of all Encumbrances, and (iv) the Company has not granted any other person or entity an option to purchase or a right of first refusal upon the NETE Consideration and/or the T1T Consideration nor are there any agreements or understandings between the Company and any other person or entity with respect to the disposition of, or pledge or any other transaction related to, the NETE Consideration and/or the T1T Consideration.

(c)            Non-contravention. Neither the entry into nor the performance of, or compliance with, this Agreement by the Company has resulted, or will result, in any violation of, or default under, or result in the acceleration of, any obligation under its operating agreement, or any mortgage, indenture, lien agreement, note, contract, permit, judgment, decree, order, restrictive covenant, statute, rule, or regulation applicable to the Company.

(d)            Consents. Except as may otherwise be set forth in this Agreement, each consent, approval, authorization, order, license, certificate, permit, registration, designation, or filing by or with any governmental agency or body necessary for the execution, delivery, and performance of this Agreement or the transactions contemplated hereby by the Company has been obtained or will be obtained on or before the date hereof.

7.            Successors and Assigns. The rights and obligations created by this Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective heirs, executors, receivers, trustees, successors and permitted assigns.

8.            Governing Law; Venue. This Agreement and all transactions contemplated hereby shall be governed by, construed and enforced in accordance with the laws of the State of Florida, without giving effect to any choice or conflict of law, rule or regulation (whether of the State of Florida or other jurisdiction) which would cause the application of any law, rule or regulation other than of the State of Florida. In the event that there is any dispute related to or in connection with this Agreement, the parties hereto (a) agree that such dispute shall be exclusively brought and finally settled in state or federal court in Miami, Florida, (b) consent to the exclusive jurisdiction of each such court in any such suit, action or proceeding, and (c) waive any objection said party may have to the laying of venue in any such suit, action or proceeding in either such court.

9.            Jury Trial Waiver. TO THE FULLEST EXTENT NOT PROHIBITED BY APPLICABLE LAW, WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHT, POWER, REMEDY OR DEFENSE ARISING OUT OF OR RELATED TO THIS AGREEMENT, WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE, OR WITH RESPECT TO ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY RELATING TO THIS AGREEMENT; AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A JUDGE AND NOT BEFORE A JURY. EACH OF THE PARTIES HERETO FURTHER WAIVES ANY RIGHT TO SEEK TO CONSOLIDATE ANY SUCH LITIGATION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER LITIGATION IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED. FURTHER, EACH OF THE PARTIES HERETO CERTIFIES THAT NONE OF ITS REPRESENTATIVES, AGENTS OR ATTORNEYS HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT IT WOULD NOT, IN THE EVENT OF SUCH LITIGATION, SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL PROVISION. EACH OF THE PARTIES HERETO ACKNOWLEDGES THAT THE PROVISIONS OF THIS SECTION 9 ARE A MATERIAL INDUCEMENT TO THE ACCEPTANCE OF THIS AGREEMENT BY THE OTHER PARTIES HERETO.

10.            Third Party Beneficiary. Except as specifically set forth in this Agreement, no provision of this Agreement is intended, nor shall it be interpreted, to provide or create any third party beneficiary rights or other rights of any kind in any affiliate, stockholder, partner, member, director, officer or employee of any party to this Agreement or any other person or entity.

11.            Severability. If any provision of this Agreement, or the application thereof, is for any reason held to any extent to be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business, and other purposes of the void or unenforceable provision and to execute any amendment, consent, or agreement deemed necessary or desirable by the parties to effect such replacement.

12.            Reliance. Each party to this Agreement acknowledges and agrees that it is not relying on tax advice or other advice from the other party to this Agreement and that it has or will consult with its own advisors.

13.            Further Assurances. At either party’s request and without further consideration, the other party shall execute and deliver any further instruments of conveyance and take such other actions as the requesting party may reasonably require to complete more effectively the transfer of the Contributed Interests to the Company.

14.            Entire Agreement and Amendments. This Agreement, together with all exhibits attached hereto or referred to herein, contain all representations and the entire understanding between the parties hereto with respect to the subject matter hereof. Any prior correspondence, memoranda or agreements are replaced in total by this Agreement and exhibits hereto. This Agreement may only be modified or amended upon the written consent of each party hereto.

15.            Specific Performance. Each of the parties to this Agreement hereby expressly recognizes and acknowledges that immediate, extensive and irreparable damage would result, no adequate remedy at law would exist and damages would be difficult to determine in the event that any provision of this Agreement is not performed by such party in accordance with its specific terms or otherwise breached. Therefore, in addition to, and not in limitation of, any other remedy available to the other party or parties under this Agreement, the other party or parties would be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy.

16.            Counterparts. This Agreement may be executed in two or more counterparts, with the same effect as if the parties had signed the same document. Each counterpart so executed shall be deemed to be an original, and all such counterparts shall be construed together and shall constitute one agreement. This Agreement may be delivered by facsimile or any form of electronic transmission (including via e-mail of portable document format (PDF) copies), and any such facsimile or electronically transmitted signature pages may be attached to one or more counterparts of this Agreement, and such faxed or electronically transmitted signature(s) shall have the same force and effect, and be as binding, as if original signatures had been executed and delivered in person.

17.            Interpretation. Accounting terms used but not otherwise defined herein shall have the meanings given to them under GAAP, or if not defined thereunder, based on common usage. As used in this Agreement (including exhibits and amendments), the masculine, feminine or neuter gender and the singular or plural number shall be deemed to include the others whenever the context so requires. References to Sections and Articles refer to Sections and Articles of this Agreement, unless the context requires otherwise, and all Exhibits referenced in this Agreement shall be deemed to be incorporated into and made a part of the Agreement. Words such as "herein," "hereinafter," "hereof," "hereby" and "hereunder," and the words of like import refer to this Agreement, unless the context requires otherwise. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The captions contained herein are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement. The term "dollars" or "$" means United States Dollars. The parties to this Agreement intend that each representation, warranty and agreement contained in this Agreement will have independent significance. If any party has breached any representation, warranty or agreement in any respect, the fact that there exists another representation, warranty or agreement relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached will not detract from or mitigate the fact that the party is in breach of the first representation, warranty or agreement.

18.            No Construction Against Draftsmen. The parties to this Agreement acknowledge that this is a negotiated agreement, and that in no event shall the terms of this Agreement be construed against either party on the basis that such party, or its counsel, drafted this Agreement.

19.            Time of Essence. Time is of the essence in this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

NETE CONTRIBUTOR:

NET ELEMENT INTERNATIONAL, INC., a Delaware corporation

By:	/s/ Oleg Firer
Name:	Oleg Firer
Title:	Chief Executive Officer

T1T CONTRIBUTOR:

T1T GROUP, LLC, a Delaware limited liability company

By:	/s/ Mike Zoi
Name:	Mike Zoi
Title:	Manager

THE COMPANY:

T1T LAB, LLC, a Florida limited liability company

By:	T1T GROUP, LLC, a Delaware limited liability company, as Manager of T1T LAB, LLC

	By:	/s/ Mike Zoi
	Name:	Mike Zoi
	Title:	Manager

EXHIBIT A

FORM OF

ASSIGNMENT OF MEMBERSHIP INTEREST

THIS ASSIGNMENT OF MEMBERSHIP INTEREST (this “Assignment”), made as of September ____, 2013 (the “Effective Date”), by NET ELEMENT INTERNATIONAL, INC., a Delaware corporation (“Assignor”), in favor of T1T LAB, LLC, a Florida limited liability company (“Assignee”).

Assignor owns ______% of the membership interest in ____________, LLC, a Florida limited liability company (the “Assigned Interests”). Assignor has agreed to transfer to Assignee all of the Assigned Interests.

For valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor does hereby assign, transfer and convey to Assignee all of Assignor’s right, title and interest in and to the Assigned Interests.

IN WITNESS WHEREOF, Assignor hereby executes this Assignment as of the Effective Date.

Assignor:

NET ELEMENT INTERNATIONAL, INC., a Delaware corporation

By:
Name:
Title:

EXHIBIT B

ASSETS AND LIABILITIES

Indebtedness Assumed by the Company:

1.	K1 Holding Indebtedness (as defined in Section 4 of the Agreement) ($2,000,000)

2.	Motorsport, LLC's obligation to previous owners of $150,000, as detailed below.

Motorsport, LLC's obligation to GMM previous owner of $12,158, as detailed below.

Motorsport, LLC's obligations under consulting agreements with Covey Moore, Eric Gilbert, Nancy Schilke, Renier Ehrhardt and John Maitland (GMM) in the aggregate amount of $75,991, as detailed below.

Name	Date of Agreement	Term of Agreement	Payment	Remaining Payments	Remaining Liability
Covy Moore	05/20/13	1 Year	$3,333	1	$3,333
John Maitland (GMM)	05/17/13	1 Year	6,542	8	52,336
Nancy Schilke	12/17/10	3 Years	3,421	3	10,263
Eric Gilbert	12/17/10	3 Years	3,353	3	10,059
Rainer Ehrhardt			1,500		-
					$75,991
Payments for Assets Purchased
Motorsport purchase agreement (as amended)	01/10/12			150,000	150,000
GMM Acquisition	05/17/13			12,158	12,158

3.	Other third parties' accounts payable and accrued expenses.

Forgiven Intercompany Notes, Accounts Receivable and Accounts Payable:

1.	All intercompany notes payable (including, without limitation, that certain indebtedness in the aggregate amount of $750,000 plus interest due from the NETE Contributor to Music1 LLC), accounts payable and accounts receivable between the NETE Contributor and the Subsidiaries are forgiven as of the date hereof.